May 7, 1997



    Capital Value Fund, Inc.
    2203 Grand Avenue
    Des Moines, Iowa 50312-5338

    Gentlemen:

     Capital Value Fund, Inc. (the "Fund") is a corporation organized under the laws of the State of Maryland on October 7, 1992, having its principal place of business in Des Moines, Iowa. The Fund's capital stock has been allocated among five (5) distinct series, with each series representing a separate portfolio of investments with its own investment objectives and policies. Four (4) of the series have been divided into two different classes, the initial shares and the select shares. The Fund's series, and classes thereof, are as follows: Equity Portfolio Series Initial Shares Class, Equity Portfolio Series - Select Shares Class, Total Return Portfolio - Initial Shares Class, Total Return Portfolio - Select Shares Class, Fixed Income Portfolio - Initial Shares Class, Fixed Income Portfolio - Select Shares Class, Short-Term Government Portfolio - Initial Shares Class, Short-Term Government Portfolio - Select Shares Class, and Prime Money Market Portfolio.

     We understand that, pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Fund registered an indefinite number of shares of its capital stock, effective May 20, 1993.

     We further understand that, pursuant to the provisions of Rule 24f-2, you are about to file with the Securities and Exchange Commission a notice making definite the registration of 7,074,786 shares of the Fund's capital stock (the "Shares") sold in reliance upon Rule 24f-2 during the fiscal year ended March 31, 1997.

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of the Charter, By-Laws, and records of corporate proceedings of the Fund, and such affidavits and advices from officers of the Fund or from public officials, as we have deemed necessary or appropriate for the purpose of this opinion.

     We are of the opinion that all of the Shares were legally and validly issued, and are fully paid and non-assessable. The opinion expressed in the preceding sentence is based upon the assumption that cash consideration was received by the Fund for each such Share in an amount not less than the per share net asset value of the series and class of the Fund to which such share relates.

     We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or the securities laws of any state with respect to the issuance of the Shares.

     We consent to your filing this opinion with the Securities and Exchange Commission in connection with the Rule 24f-2 Notice which you are about to file pursuant to the Investment Company Act of 1940.

                              Sincerely,

                              Ober, Kaler, Grimes & Shriver
                                   a Professional Corporation